04046046

RECEIVED

2004 NOV -9 A 9:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

November 5, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated November 5, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

dlw 11/9

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
NOV 09 2004
3 THOMSON FINANCIAL

17257817

SCHWARZ PHARMA

File No.: 82-4406

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49-2173-48-1866	Alfred-Nobel-Strasse 10
Fax:	+49-2173-48-1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

November 5, 2004

SCHWARZ PHARMA discontinues clinical trial in benign prostate hyperplasia

SCHWARZ PHARMA discontinues the clinical phase II trial with pamirosin (SPM969) for the treatment of benign prostate hyperplasia (BPH) due to unclear preclinical findings. Until final resolution, the development program has been put on hold.

At present, the pre-clinical findings need further evaluation. Nevertheless, as a precautionary measure SCHWARZ PHARMA has decided to put the clinical development program on hold until final resolution.

This decision will not affect the financial guidance for fiscal year 2004.

SCHWARZ PHARMA develops innovative drugs with the focus on neurology and urology. There are currently seven projects in clinical development. In the last stage of development, phase III are lacosamide to treat epilepsy and neuropathic pain and fesoterodine for the treatment of urinary incontinence. Applications for marketing approval for rotigotine for the treatment of Parkinson's disease have been submitted end of September 2004.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel.: +49 2173 48 2329